Dale E. Short — (310) 789-1259 — dshort@troygould.com	File No. 3324-2

December 6, 2013

VIA EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Kindred Biosciences, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 2, 2013
File No. 333-192242

Dear Mr. Riedler:

This letter is furnished supplementally on behalf of Kindred Biosciences, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement (the “Registration Statement”). The purpose of this letter is to provide supplemental information to the Staff regarding the Company’s proposed response to comment 1 in Staff’s letter to the Company dated December 5, 2013.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment below, followed by the Company’s response.

Business, page 53

1.

We note your response to our prior comment 17 from our letter dated October 29, 2013 and your representation on page 80 that the USDA regulates the manufacture of pet biologics. We also note that there is a memorandum of understanding between the Animal and Plant Health Inspection Service and the Food and Drug Administration regarding the procedures for resolving jurisdictional issues concerning the regulation of certain animal products as biologics under the Virus-Serum-Toxin Act or as drugs under the Federal Food, Drug, and Cosmetic Act. Please amend your disclosure to explain that your biologics may be regulated by the FDA, and how your development plans for your biologic product candidates may be impacted if the FDA is the appropriate regulatory authority. Alternatively,

Securities and Exchange Commission

December 6, 2013

please expand your disclosure to include any communications with the FDA or reasoning that leads you to believe that your biologic will necessarily not be regulated by the FDA.

COMPANY’S PROPOSED RESPONSE

The Company proposes to revise the disclosures on pages 16 and 84 of the Registration Statement in response to the Staff’s comments. The Company advises the Staff that the following disclosure will be included on page 16 in the next pre-effective amendment to the Registration Statement in response to the Staff’s comment.

“The development of our biologic product candidates is dependent upon relatively novel technologies and uncertain regulatory pathways.

In some cases, it may be unclear whether our product candidates meet the definition of a biological product subject to regulation by the USDA or a drug subject to regulation by the FDA. The USDA’s Center for Veterinary Biologics and the FDA’s Center for Veterinary Medicine have a memorandum of understanding concerning their joint responsibilities for resolving jurisdictional issues over products of this nature. Under the memorandum of understanding, animal products are to be regulated as biologics by the USDA if they are intended for use to diagnose, cure, mitigate, treat, or prevent disease in animals and they work primarily through an immune process; or as drugs regulated by the FDA if they are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of animal disease if the primary mechanism of action is not immunological or is undefined.”

Although we believe that most of our current animal biologics will be regulated by the USDA based on their mechanisms of action, the USDA and the FDA may not agree with our assessment, or disputes may arise between the USDA and the FDA over regulatory jurisdiction for one or more of such biologics. If so, the development of such biologics may be delayed while any such disputes are adjudicated by the agencies. Furthermore, if the agencies were to determine that one or more of our animal biologics will be regulated by the FDA instead of the USDA, the time and cost of developing such biologics may be longer and more expensive than we currently anticipate, and we may determine to discontinue development of such biologics. It is also possible that the USDA’s regulatory standards for novel biologics may be more difficult to satisfy than we anticipate.

Because the regulatory standards for pet biologics are often less stringent than for small molecule animal drugs, we believe that some veterinarians prefer to see further efficacy data before making a new biologic product purchasing decision. Accordingly, we may also find it necessary to conduct additional studies of our biologic product candidates in order to achieve commercial success.”

Securities and Exchange Commission

December 6, 2013

The Company advises the Staff that the following disclosure will be included on page 84 as the second paragraph under the heading “Regulatory Process of the USDA” in the next pre-effective amendment to the Registration Statement in response to the Staff’s comment.

“In some cases, it may be unclear whether our product candidates meet the definition of a biological product subject to regulation by the USDA or a drug subject to regulation by the FDA. The USDA’s Center for Veterinary Biologics and the FDA’s Center for Veterinary Medicine have a memorandum of understanding concerning their joint responsibilities for resolving jurisdictional issues over products of this nature. Under the memorandum of understanding, animal products are to be regulated as biologics by the USDA if they are intended for use to diagnose, cure, mitigate, treat, or prevent disease in animals and they work primarily through an immune process; or as drugs regulated by the FDA if they are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of animal disease if the primary mechanism of action is not immunological or is undefined.”

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (310) 789-1259. Thank you for your assistance.

Very truly yours,

/s/ Dale E. Short

Dale E. Short

DES:bwg

cc:	Vanessa Robertson (Mail Stop 4720)
Jim Robinson (Mail Stop 4720)
Matthew Jones (Mail Stop 4720)